

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Brendan Duval
Chief Executive Officer
Glenfarne Merger Corp.
292 Madison Avenue, 19th Floor
New York, NY 10017

      Re: Glenfarne Merger Corp.
          Registration Statement on Form S-1
          Filed February 17, 2021
          File No. 333-253206

Dear Mr. Duval:

      We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed February 17, 2021

General

1. We note that Article XII of your amended and restated certificate of incorporation states that your exclusive forum provision will not apply to claims under the Exchange Act or the Securities Act. However, your risk factor on page 64 states that the federal courts shall be the exclusive forum for a cause of action arising under the Securities Act. Please reconcile. In this regard, we note that Article X of your amended and restated bylaws also contains an exclusive forum. Please revise your bylaws to clearly state whether the provision applies to claims arising under the Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction